March 10, 2011

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Stephen Krikorian
Accounting Branch Chief
Mark P. Schuman
Legal Branch Chief

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: NetSol Technologies, Inc.

Form 10-K for the fiscal year ended June 30, 2010
Filed on September 10, 2010

Form 10-K/A for the fiscal year ended June 30, 2010
Filed on September 14, 2010 and January 31, 2011

Form 10-Q for the fiscal quarter ended December 31, 2010
Filed on February 11, 2011

File No. 000-22773

Dear Mr. Krikorian and Mr. Schuman,

Hereafter included, please find our response to your comment letter dated February 25, 2011.

Form 10-K/A for the Fiscal Year Ended June 30, 2010 filed January 31, 2011

Item 6. Management’s Discussion and Analysis and Plan of Operations, page 26

Results of Operations, page 34

1.
We note your responses to prior comments 7 and 8. As noted in your response to prior comment 7, your revenue growth was "due to both changes in the pricing policy" and the increased number of deals. Item 303(a) (3) (iii) of Regulation S-K requires you, to the extent that the financial statements disclose material increases in net sales or revenues, to provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, Item 303(a)(3)(ii) of Regulation S-K requires you to describe any known trends or uncertainties that have had, or that you reasonably  expect will have, a material favorable or unfavorable impact on net sales or  revenues or income from continuing operations. Please revise in your amended Form 10-K.

A more detailed disclosure in 10-K is now given and relevant paragraph on Page 35 has been modified as follows:

The Company has experienced considerable growth in total consolidated net revenue for fiscal year 2010, increasing 39% from $26,448,177 in fiscal year 2009 to $36,779,897 in fiscal year 2010. This increase included an 8% growth in maintenance fee revenue, from $6,499,419 to $7,047,936 and a 3% growth in service revenue from $15,162,426 to $15,574,853, including consulting and implementation services. The majority of the increase in consolidated net revenue is attributed to approximately a 200% growth in license revenue from $4,786,332 in 2009 to $14,157,107 in 2010. This increase is attributable to an increasing number of total license sales to both current and new customers, including a year-over-year increase of over 100% in the number of new contracts signed during fiscal year 2010.

As a result of the unprecedented worldwide recession of 2008 and 2009, a majority of the Company’s deals in the contracts-pipeline were either parked or delayed by cautious customers and reductions in IT budgets. Beginning in fiscal year 2010 and with some improvement in the economic environment, many of these delays were relieved in fiscal year 2010 and converted into executed contracts resulting in increased license revenue.

We note that our flagship product "NetSol Financial Suite™" has established product maturity in the Asia Pacific regional market and we have seen a remarkable increase in product enquires and demand. We are also beginning to see an increased demand for the leasing and financial sector product.

Additionally, we have also experienced positive fee revenue growth with existing customers in graduated-fee structured contracts, which are based on transaction volume. In addition, the Company has upward-revised the pricing of “NetSol Financial Suite™” product, which has also contributed to the total net revenue growth.

The Company is well-positioned for continued revenue growth and has invested heavily in the development of its next generation product, which is expected to be completed by the end of calendar year 2011. Globally, our target customers are still using old systems for maintaining their lease and finance portfolios and are now planning to replace their legacy systems. NetSol, being a trusted name in this field, is in a good position to tap new business from these companies. The completion of this next generation software will provide the Company the capability to enter into a much larger market. We note that this product-conversion may negatively impact our license fee revenue until which point the new product gains traction in the marketplace.

Liquidity and Capital Resources page 39

2.
As requested in prior comment 11, please tell us what consideration you gave to including a more detailed discussion of the financial covenants in your bank loans and their impact on your liquidity  and capital resources, or revise in your  amended Form 10-K.

We have added the following disclosure to page 41of the amended form 10-K:

Financial Covenants

Our UK based subsidiary, NetSol Technologies Europe Limited (NTE) has an approved overdraft facility of £200,000 which requires that the aggregate amount of invoiced trade debtors (net of provisions for bad and doubtful debts and excluding intra-group debtors) of NTE, not exceeding 90 days old, will not be less than an amount equal to 200% of the facility. The Pakistani subsidiary, NetSol Technologies Limited (NTPK) has an approved facility for both export refinance and term finance from Askari Bank Limited amounting to Rupees 400 million ($4,654,952) which requires NTPK to maintain a long term debt equity ratio of 60:40 and the current ratio of 1:1.

As of the date of this report, the Company and all its subsidiaries are in compliance with the financial covenants associated with its borrowings. The maturity dates of the borrowings of respective subsidiaries may accelerate if they do not comply with these covenants. In case of any change in control in subsidiaries, they may have to repay their respective credit facilities.

3.
We note from your disclosures on page 22 that while foreign based companies may invest in Pakistan, repatriation of their investment, in the form of dividends or other methods, requires approval of the State Bank of Pakistan. Please describe how earnings and cash are transferred to and from your Pakistan subsidiaries to your parent (e.g., dividend payments, fees and reimbursements). Please disclose in future filings any restrictions on your ability to transfer cash flows from your Pakistan subsidiaries and the related impact on liquidity. We refer you to Item 303(a) (1) of Regulation S.K.

The Company has received cash payments from the Pakistan subsidiaries as reimbursement of expenses paid on the subsidiary’s behalf. As noted, the State Bank of Pakistan (SBP) is responsible for regulating foreign currency exchange matters, including repatriation of dividends. There are no restrictions on the Company’s ability to receive funds related to reimbursement of expenses paid on the subsidiary’s behalf.  However, while there is no restriction on the repatriation of dividends, notice to and formal approval from SBP is required before the transfer may occur.
We undertake to disclose in future filings any restrictions on our ability to transfer cash flows which may arise.

Item 8A (T) Controls and Procedures, page 40

4.	We note your responses to prior comments 32 and 33 and have the following comments:

•
Please explain in greater detail why you believe the individuals identified have sufficient experience to prepare your financial statements in accordance with U.S. GAAP and maintain effective internal controls over financial reporting.

The Chief Internal Auditor is a member of the Institute of Chartered Accountants of Pakistan and is also CISA certified from the Information System Audit and Control Association (ISACA). He has been associated with the Company for the last five years and has in depth knowledge of the requirements of US GAAP and SOX. He has also previously worked closely with KPMG, who assisted in designing the control procedures in accordance with SOX requirements and was the core responsible person of such designing.

Please note that the CFO has been associated with the Company for more than six years. Before being promoted to his current designation, he was serving our Pakistani subsidiary, NetSol Technologies Limited, as the Chief Financial Officer since 2005. The Controller has been associated with the Company for more than eight years. Before they were promoted to their current roles, they had assisted the then CFOs (who were qualified CPAs from the US) in preparing the financial statements under US GAAP. In addition, before leaving the Company the former CFO worked with the Company as consultant to further train and groom both the Controller and the new CFO.

The personnel entrusted with the financial reporting process at NetSol have long educational and practical backgrounds. They are fully or partly qualified from Institute of Chartered Accountants of Pakistan (ICAP) which is the apex accounting body in Pakistan. It is also member of IASB (International Accounting Standard Board). It follows strict code of ethics, formal and informal educational activities. The financial reporting frame work adopted by ICAP is International Financial Reporting Standards (IFRS) which are now almost the same as US GAAP after the convergence program.  Therefore, we believe that the personnel have a strong, basic, formal knowledge of the accounting and financial reporting.  The self-study, continued experience in US reporting entity and formal US GAAP training makes them appropriate persons for the posts. The practical side for the career of those personnel included a formal 4~5 years training at a reputed audit and accounting firms where they had obtained hands-on-training for preparation and presentation of financial statements and other financial information, setting up internal controls and accounting function etc. The US accounting team also includes individuals with experience  dealing with financial reporting in US for more than 10 years.

•
Describe the extent of the experience these individuals have of U.S. GAAP, internal controls over financial reporting and SEC reporting from their former employment, if any. As part of your response, please tell us more about your CFO's training at Ford Rhode Sidat Hyder (a member firm of Ernst & Young International) and tell us whether this training included work with U.S. GAAP.

As stated above, both the CFO and Controller have sufficient knowledge of US GAAP and SEC reporting which was gained by them during their tenure with the Company. The current CFO as been working with NetSol for the last six years and, during his tenure at the Company, he closely worked with the former CFOs (who were qualified CPAs from US) which gave him the opportunity to learn and understand the US reporting environment, culture and framework.  Similarly, the current Controller has been associated with the Company for more than eight years.  Both of them have an accounting background and the CFO is also a member of Institute of Chartered Accountants of Pakistan, Pakistan Institute of Public Finance Accountants and Certified Internal Control Auditor. During his four years of training at Ford Rhode Sidat Hyder (an accounting and auditing firm), the CFO had the opportunity to audit various organizations including multinational companies.

•	Your response indicates that your Controller is a "CPA candidate". Please explain what this means and clarify whether this is a CPA in the United States.

We refer to the Controller as a “CPA candidate” because the Controller had applied for CPA registration in the US and received evaluation of his current educational credentials.

•	Clarify the nature of any U.S. GAAP training courses taken by each individual identified; including the frequency it is taken.

•	Both the CFO and the Controller regularly attend various webinars on accounting, audit, SOX 404 and compliance under US GAAP.

•	Tell us more about the educational background and qualifications and experience with U.S. GAAP of the person responsible for your internal audit function.

As stated above, the Chief Internal Auditor is a member of the Institute of Chartered Accountants of Pakistan and is also CISA certified from the Information System Audit and Control Association (ISACA). He has been associated with the Company for the last five years and has in depth knowledge of the requirements of US GAAP and SOX. He has also previously worked closely with KPMG, who assisted in designing the control procedures in accordance with SOX requirements and was the core responsible person of such designing.

•
Please address how you concluded you did not have a significant deficiency or material weakness in maintaining accounting personnel with appropriate U.S. GAAP knowledge, including which individuals' experience you primarily relied on in making this conclusion.

As stated above, the key personnel responsible for financial reporting and controls over financial reporting are highly qualified and experienced.  They have in-depth knowledge of the corporate reporting requirements of the Company.  They have been associated with the Company for quite a long time and have assisted the former office bearers of the Company in preparation of the reports under US GAAP. A group-wide activity is also undertaken at the time of preparation of financial statements to convert the financial results obtained from different subsidiaries under US GAAP. Financial statement disclosure checklists are also consulted while finalizing the financial statements. The Company primarily relies upon the knowledge and experience of both the CFO and the Controller.

Changes in Internal Control over Financial Reporting, page 41

5.
We note your response to prior comment 37. Your disclosure still states that there have been no significant changes in your internal controls over financial reporting during your "fourth fiscal quarter ended July 3, 2010," despite the fact that your fourth quarter ended June 30, 2010. Please revise in your amended Form 10-K. See Item 308(c) of Regulation S-K.

We note your comment and have revised the section in the amended Form 10-K .

Item 9. Directors, Executive Officers and Corporate Governance, page 41

Corporate Governance page 44

Code of Ethics page 44

6.	Your revised disclosure in your response to prior comment 13 does not appear to address Item 406(c) of Regulation S-K. Please revise in your amended Form 10-K.

The copy of the Company’s code of ethics was previously filed with the Commission.  The Code of Ethics is located on our website at www.netsoltech.com/company/corporate-governance.  Any modification to the Code of Ethics was reported at the time of the modification.

Audit Committee Financial Exert page 44

7.
We note that you revised your disclosures in response to prior comment 36 to identify your audit committee expert. Please tell us how you concluded that this person meets the criteria in Item 407(D) (ii) of Regulation S-K. As part of your response, please ensure that you specifically address how this person has an understanding of U.S. GAAP and financial statements prepared in accordance with U.S. GAAP.

Item 407(D)(ii) of Regulation S-K states that an audit committee financial expert may acquire the attributes through various methods including:  “(C) experience overseeing or assessing the performance of companies . . with respect to . . .evaluation of financial statements; or (D) other relevant experience.”

Based on the criteria set forth in Item 407(D)(ii) of Regulation S-K and specifically as permitted under Item 407(D)(iii)(C) and (D) of that regulation., we believe that Mr. Burki’s maintains an appropriate level of attributes of an audit committee financial expert for several reasons, including his extensive Company experience as he has been a member of the audit committee since its inception.  In his membership role, he has further bolstered his ability to understand generally accepted accounting principles and financial statements through meetings and discussions with both the Company’s internal financial teams and the Company’s auditors.  His knowledge has only been further enhanced by his chairmanship of the committee.  Additional experience includes his previous role as the CEO of EMP Advisors, where he was responsible for assessing company performance through a detailed evaluation of financial statements and disclosures.

Item 10. Executive Compensation, page 45

Annual Bonus, page 44

8.
As requested in prior comment 16, please revise your disclosure to provide a more detailed discussion of the performance-based cash bonus component of your compensation program. See Item 402(m) (1) of Regulation S-K.

Our discussion in this section, on page 47 of the 10-K/A, has been revised to include the following language:

Annual Bonus

Our compensation program includes eligibility for bonuses as rewarded by the Compensation Committee.  All executives are eligible for annual performance-based cash bonuses in accordance with Company policies.  The compensation committee takes into consideration the executive’s performance during the previous year to determine eligibility for discretionary bonuses.  Further, the compensation committee will review, if applicable, the performance criteria set forth in an executive’s previous year’s agreement and will determine if the executive has met such criteria in order to achieve the bonus.  Bonus criteria, at the executive management level, is typically based on a gross revenue and per share profit targets.

Item 14. Exhibits and Reports on Form 8-K page 62

9.
Please advise us why the consent filed in response to prior comment 19 is dated September 9, 2010. Furthermore, we note that the consent references the independent registered accounting firm's report dated "September 30, 2010." Please include a consent from your accounting firm that refers to the accounting firm's September 9, 2010 report with your amended Form IO-K.

The consent has been modified to reflect the correct report period of June 30, 2010 and filed with the amended 10-K.

Exhibits 31.1 and 31.2

10.
We note your response to prior comments 31, 38, and 40. Paragraph 4(d) of the certifications filed with your amended annual report on Form I 0-K and quarterly reports on Form 10-Q for the quarters ended September 30, 2010 and December 31, 2010 is mistakenly labeled paragraph 4(c). As noted in our prior comments, the certifications may not be changed in any respect from the language of Item 601(b) (31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please include a proper certification with your amended annual report and in future filings on Forms 10-K and 10-Q.

The certification has been corrected as noted and filed herewith.  Our future certifications will reflect the correct format and content.

11.
You disclose in your Exhibit index that Exhibit 21.1 "A list of all subsidiaries of the Company" was previously filed herewith. However, we are unable to locate this exhibit. Please revise to provide Exhibit 21.1 in accordance with Item 601 of Regulation S-K.

Our Exhibit 21.1 was inadvertently omitted from the 10-K and has been included in the amended filing.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

12.
We note that you have made revisions to your balance sheet presentation of non-controlling interests; however, your revised presentation does not appear to comply with ASC 810. Please tell us how the presentation in your consolidated balance sheets comply with ASC 810-10-45-16 and 810-10-55-4(I). In this regard, the non-controlling interest in the subsidiary should be reported within equity, separately from the parent's equity please revise your disclosures accordingly.

The 10K has been revised and the schedule updated accordingly on page F-3

Consolidated Statement of Operations and Comprehensive Loss, page F-4

13.
We note the revisions made in response to prior comment 22, however, we note that your disclosures still do not appear to comply with ASC 810-10-55-4J. In this regard, we note that you have not disclosed "net income (loss)" which is defined as income attributable to both the controlling and non-controlling interests and is after-tax. We also note the line item labeled "net income (loss) before noncontrolling interest in subsidiary and income taxes." Although your description indicates that these amounts are "before" noncontrolling interests we note that these amounts appear to include noncontrolling interest. Please revise or tell us why revision is not warranted.

The 10K has been revised and the schedule updated accordingly on page F-4.

Note 2 a Summary of Significant Accounting Policies, page F-9

(G) Revenues in Excess of Billing Rage F-10

14.
As requested in prior comment 25, please tell us how you consider the fixed and determinable criteria when recognizing revenue for your percentage of completion arrangements. See ASC 985-605-25-33 through 35. Please explain to us why you have only billed 52% of the revenues in excess of billings subsequent to the balance sheet date. As part of your response, describe the prerequisites for billing and your experience with successfully billing and collecting under the original terms of agreements. Also tell us whether you have a history of providing refunds or concessions to customers.

License fees are negotiated and settled with our customers before execution of the respective contract, and are also included as part of the contract. Once the contract is signed, no further discounts or concessions are offered to the customers for that contract. The Company also receives, advance payment upon signing of the contract as a mandatory condition. The Company also continues to receive full payment on all of its contracts in a period of less than twelve months. The majority of our customers are Fortune 500 companies and we have a history of successfully collecting our receivables. At the time of our previous response, 52% of the revenue in excess of billing was invoiced to the customers. However, by the end of February, 83% of the revenue had already been invoiced. Revenue is recognized using the percentage completion method.  However, invoices are issued once the work is complete as per the terms of the agreement. As demonstrated by our history, we have successfully billed and collected all our receivables as per the terms of the original contracts.

Form 10- for the Quarterly Period Ended December 312010

Consolidated Financial Statements

Note 17. Non-Controlling Interest in Subsidiaries, page 21

15.
We note your reference to paragraph 33 of SFAS 160. Please note that the FASB Accounting Standards Codification became effective July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

We have made note of this comment and will revise future filing references accordingly.

We acknowledge that:

•	The company is responsible for adequacy and accuracy of the disclosure in the filing:

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.

      Boo Ali Siddiqui, CFO NetSol Technologies, Inc.

Morgan Youngwood, Christine David, Evan Jacobson, U.S. SEC